Filed by Mesa Air Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rules 14a-12 and 14d-2 of the Securities Exchange
                                   Act of 1934

             Subject Company: Atlantic Coast Airlines Holdings, Inc.
                           Commission File No: 0-21976

Press Release

Mesa Air Files Complaint Against Atlantic Coast Airlines

PHOENIX, Oct 29, 2003 (BUSINESS WIRE) -- Mesa Air Group, Inc. (Nasdaq: MESA) announced today that it has filed a complaint in the Court of Chancery of the State of Delaware alleging that Atlantic Coast Airlines Holdings, Inc. ("Atlantic Coast") (Nasdaq: ACAI) and its board of directors has prematurely fixed a record date of October 23, 2003 as the record date in connection with Mesa Air's consent solicitation and that their unilateral declaration that Mesa Air's consent solicitation has commenced violates Atlantic Coast's by-laws, and constitutes a clear breach of the Atlantic Coast board of directors' fiduciary duties owed to its stockholders under Delaware law. The complaint alleges that the Atlantic Coast board's inequitable manipulation of the rules by which the consent solicitation shall be considered impedes the ability of Atlantic Coast's shareholders to exercise their voting rights, and may impede their right to receive superior value for their shares.

Mesa Air is seeking from the Court, among other things, an order for declaratory and injunctive relief declaring that the October 23, 2003 record date is invalid, declaring that the consent solicitation has not yet commenced; and enjoining Atlantic Coast from fixing a record date or declaring that the consent solicitation has commenced until Mesa Air has filed a notice seeking to fix the record date under Section 2.8 of Atlantic Coast's by-laws.

About Mesa Air Group

Mesa currently operates 150 aircraft with 938 daily system departures to 163 cities, 40 states, the District of Columbia, Canada, Mexico and the Bahamas. It operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver and the West as United Express; in Denver as Frontier JetExpress until December 31, 2003; in Kansas City with Midwest Express and in New Mexico and Texas as Mesa Airlines. The Company, which was founded in New Mexico in 1982, has approximately 4,000 employees. Mesa is a member of the Regional Airline Association and Regional Aviation Partners.

Certain Forward-Looking Statements

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.


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Additional Information and Where to Find it

More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. Investors and security holders are urged to carefully read the relevant documents regarding the proposed transactions that will be filed with the SEC because they will contain important information. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in Solicitation

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa has any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.